

April 1, 2022

Jonathan Litt
Principal
Land & Buildings Investment Management LLC
1 Landmark Square
Stamford, CT 06901

>   **Re: AMERICAN CAMPUS COMMUNITIES INC**
>   **PREC14A filed March 25, 2022**
>   **Filed by Land & Buildings Investment Management, LLC et al.**
>   **SEC File No. 1-32265**

Dear Mr. Litt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement.

PREC14A filed March 25, 2022

We are Concerned with the Company's Continued Underperformance and Mismanagement, page 9

1.   We understand that Land & Buildings entered into a Cooperation Agreement in January 2021 pursuant to which the Board appointed three directors: Herman Bulls, Alison Hill and Craig Leupold. However, on page 9, you distance yourself from those nominees and assert that "there remained no true investor representative on the Board." Please revise to explain your role in choosing these nominees under the Cooperation Agreement and your relationship with these individuals in their role as directors.

We Believe More Aggressive Strategic Measures are Needed at ACC, page 11

2.   We note the disclosure at the bottom of page 11 regarding your views on the Board's obligation to "seriously explore all options to maximize value for shareholders, including

a sale of the Company." We also note the disclosure on page 7 that on February 15, 2022, Land & Buildings delivered a proposal to acquire the Company for $57.00 per share. Throughout the proxy statement where appropriate, including here, disclose whether your nominee intends to pursue a sale of the Company to Land & Buildings if he is elected to the Board.

Solicitation of Proxies, page 19

3. Refer to the first paragraph in this section. Unless you are actually planning to solicit proxies via telegraph, please revise.

General

4. Where you first state the number of shares owned by the participants in this solicitation near the forepart of the proxy statement, disclose the percentage represented by the shares they own.

5. Throughout the proxy statement, where you include citations for factual figures and statements, revise to be more specific regarding those citations such that shareholders can access the supporting materials. For example, footnote 4 on page 11 of the proxy statement cites to "Company Filings" for the assertion that "the Company has missed its same-store expense guidance 75% of the time since 2012 (excluding the pandemic)."

6. Revise the proxy statement to identify the Company director(s) whom you oppose and to fill in all other remaining blanks in the disclosure document. Information that remains subject to change may be bracketed.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions